UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): _X_Form 10-K      Form 20-F __Form 11-K __Form 10-Q
__Form N-SAR

For Period Ended: April, 30 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

PART I -- REGISTRANT INFORMATION
Inova Technology, Inc.________ Full Name of Registrant
Edgetech Services, Inc. Former Name if Applicable
233 Wilshire Boulevard, Suite 400, Address of Principal Executive Office (Street and Number)
Santa Monica, CA 90401 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Due to the restructing that was completed in December 2006 and the election of a new auditor that is completing an audit of the registrant for the first time, the Registrant will not file the 10K filing on the due date of July 30, 2007. The Registrant expects that the 10K filing will be complete and filed on or before the amended due date of August 15, 2007.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adam Radly (Name)	800 (Area Code)	757 9808 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). _X_ Yes __No _______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __Yes _X_ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inova Technology Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  07/30/2007

 By   /s/ Adam Radly, CEO

                                                                        Adam Radly, CEO